Exhibit 99.1

Ayr Wellness Expands LEVIA to New Markets via Water Soluble Tinctures

MIAMI, Aug. 16, 2022 -- Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced that it has expanded access to LEVIA with the launch of LEVIA-branded water-soluble tinctures, now available in Nevada and Arizona. This marks the first expansion for the top selling, cannabis-infused beverage brand outside its origin state of Massachusetts.

The launch of LEVIA tinctures in Nevada and Arizona signifies a major milestone for Ayr as it continues to expand its national branded product portfolio into new markets across the country.

LEVIA tinctures come in three unique offerings: the indica Dream; the hybrid Celebrate; and the sativa Achieve. Featuring high bioavailability and 300 mg of THC per bottle, LEVIA tinctures are water-soluble, allowing for flexible dosing and easy mixing with water and other beverages based on consumers’ preference. The tinctures are fast-acting, providing a unique intended effect for the consumer within minutes.

“We’re excited to bring LEVIA to new markets as there is major consumer interest in cannabis-infused beverages,” said Jonathan Sandelman, Founder and CEO of Ayr. “By bringing LEVIA to shelves in retail stores across the country, we can not only offer consumers a more diverse and expansive menu, but we can set the tone for what Ayr Wellness can offer when it comes to our brand portfolio, which in the case of LEVIA, has been nothing but delight.”

LEVIA tinctures are available for purchase today in Ayr Wellness affiliated retail stores in Nevada and Arizona. Ayr plans to introduce LEVIA products, both existing and new, to additional markets in the latter half of 2022, into 2023.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com